UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

TouchTunes Music Corporation

(Name of Issuer)

Class A Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

891549107

(CUSIP Number)

Lothian Partners 27 SARL
14, rue du Marche-aux-Herbes
L-1728 Luxembourg
+352 26 27431
Contact: Matthijs Bogers

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 pages

CUSIP No. 891549107			SCHEDULE 13D	Page 2 of 7

1.	Names of Reporting Persons. Lothian Partners 27 SARL		SS or I.R.S. Identification Nos. of Above Persons

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e): ☐

6.	Citizenship or Place of Organization Luxembourg, Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 10,824,322 (1)

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 10,824,322(1)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,824,322(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 42.2% (2)

14.	Type of Reporting Person OO

(1)	Consists of 10,824,322 shares of Class A Voting Common Stock, par value $0.001 (“Class A Common Stock”) currently issuable upon conversion of 3,608,186 shares of Series A Preferred Stock (the “Convertible Preferred Stock”).

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Because the Convertible Preferred Stock votes together with the Class A Common Stock as a single class, the Reporting Person exercises voting control over only 9.9% of the Company’s voting capital stock.

SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.     Security and Issuer.

     This Statement on Schedule 13D relates to the Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of TouchTunes Music Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1800 East Sahara Avenue, Suite 107, Las Vegas, Nevada 89104.

Item 2.     Identity and Background.

     (a) - (f). This statement is filed by Lothian Partners 27 SARL (“Lothian”).

     The principal business of Lothian is to invest in public and private securities. The principal place of business of Lothian is 14 rue du Marché-aux-Herbes, L-1728 Luxembourg.

     Lothian is jointly managed by Eurolex Management SA, a consultant company, whose principal place of business is 14 rue du Marché-aux-Herbes, L-1728 Luxembourg (“Eurolex”), and Coller Investment Management Limited, a registered investment adviser, whose principal place of business is P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands GYI 3QL (“Coller”).

     The names of the directors and executive officers of Eurolex and Coller, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Exhibit 1, attached hereto and expressly incorporated herein by this reference.

(See list of Directors and Officers of Eurolex and Coller in Exhibit 1 attached hereto)

     During the past five years, neither Lothian nor any of the persons listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The securities described in this Schedule were acquired by Lothian with funds received from its investors. The total amount of funds invested by Lothian in the transaction described herein was approximately $2,381,351.

Item 4.     Purpose of Transaction.

     Effective March 17, 2005, Lothian purchased 3,608,186 shares of Series A Preferred Stock of the Company that it owned (the “Shares”) from Societe Innovatech du Grand Montreal (“Innovatech”), in connection with the sale of substantially all of Innovatech’s portfolio of equity securities to Lothian, for a purchase price of $0.66 per share of Series A Preferred Stock (which equates to $0.22 per share of Class A Voting Common Stock). Upon consummation of the purchase, Lothian beneficially owns 10,824,322 shares of Class A Voting Common Stock, par value $0.001. Further, effective as of March 17, 2005 Lothian executed an undertaking whereby it became a party to and succeeded to Innovatech’s rights and obligations under the Amended and Restated Voting Trust and Limited Shareholders Agreement (as defined below).

Item 5.     Interest in Securities of the Issuer.

     As a result of the transactions described above, as of the date of the filing of this Schedule 13D, Lothian beneficially owns 3,608,186 shares of Series A Preferred Stock. Because the shares of Series A Preferred Stock are convertible into shares of Class A Common Stock, Lothian is deemed to be the beneficial owner of 10,824,558 shares of Class A Common Stock issuable upon conversion of the 3,608,186 shares of Series A Preferred Stock (each of which is currently convertible into three shares of Class A Common Stock).

     Based on the capitalization of the Company as reported in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005, such shares represent a beneficial ownership of 42.2% of the Class A Common Stock, as determined in accordance with the regulations of the United States Securities and Exchange Commission. However, because the Series A Preferred Stock votes together with the Class A Common Stock as a single class, Lothian exercises voting control over only 9.9% of the Company’s voting capital stock.

     Other than the transactions described above, no transactions in the Class A Common Stock, or any securities convertible into or exchangeable for, Class A Common Stock, have been effected by Lothian during the past 60 days.

     To the knowledge of Lothian, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the initial investments in the Company by Innovatech and Sofinov Societe Financiere d’Innovation Inc., a legal entity, duly incorporated under Part 1A of the Companies Act (Quebec) (“Sofinov”) on March 18, 1997, Innovatech, Sofinov, Techno Expres, SA, a French corporation (“Techno Expres”) and the Company entered into the Shareholders Agreement. Since then, the Shareholders Agreement has been amended and restated a number of times in connection with subsequent financings by Innovatech and Sofinov. The Amended and Restated Voting Trust and Limited Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), dated as of June 10, 2003, among Innovatech, Sofinov, Techno Expres and the Company, as currently in effect, provides that Caisse de dépôt et placement du Québec, a legal person without share capital and a mandatary of the State of the Province de Québec (“Caisse”), the parent company of Sofinov, has the right to appoint four of eight members to the Company’s board of directors, Innovatech has the right to appoint one member to the Company’s board of directors, Techno Expres has the right to appoint two members to the board of directors and the remaining board member will either be the chief executive officer of the Company or an individual acceptable to the Shareholders. Caisse continues to have the same consent rights that Sofinov had in the original Shareholders Agreement, dated March 18, 1997. In addition, Caisse’s consent is required prior to: (a) any change in the size of the Company’s board of directors; (b) any amendment to the Company’s articles of incorporation or bylaws; (c) the payment of bonuses or raises to officers and directors of the Company; (d) any purchase of fixtures or any contract requiring expenditures in excess of $50,000; (e) the Company incurring or guaranteeing any indebtedness; (f) the sale of 10% or more of the Company’s assets; (g) the engagement by the Company in any transaction with any affiliate of the Company; (h) the formation of any joint venture; (i) a change in the Company’s independent auditors or accounting policies; and (j) any change in the Company’s business.

     In connection with Lothian’s purchase of the Shares from Innovatech, Innovatech ceased to be a party to the Amended and Restated Shareholders Agreement. Further, in connection with Lothian’s purchase, Lothian executed an undertaking to succeed to Innovatech’s rights and obligations under the Amended and Restated Shareholders Agreement and as a result, Lothian is considered a Shareholder under the agreement.

     Under the terms of the Amended and Restated Shareholders Agreement, each Shareholder’s consent is required prior to: (a) any change in the Company’s authorized share capital; (b) any sale of capital stock; (c) a sale of all or substantially all of the Company’s assets; (d) a merger involving the Company; (e) the declaration of dividends; (f) the repurchase of any capital stock; (g) the Company’s making a loan to, or repaying any loan on behalf of, any affiliate of the Company; and (h) a liquidation or voluntary bankruptcy of the Company.

     Each of the Shareholders continues to have a preemptive right to purchase its pro rata share of any new securities offering (subject to customary carve-outs).

     In addition, prior to selling any shares of the Company’s capital stock to a third party, each Shareholder is obligated to first offer such shares to the non-selling Shareholders pursuant to a right of first refusal.

     Finally, Caisse has the right to require the other Shareholders to participate in an extraordinary corporate transaction, such as a merger or sale of substantially all of the Company’s assets.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1: List of Managers of Lothian and Their Respective Directors.

Exhibit 2: Amended and Restated Voting Trust and Limited Shareholders Agreement, dated June 10, 2003, by and among Caisse, Innovatech, TechnoExpres and the Company (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2003 (File No. 33-55254-447).

Exhibit 3: Undertaking of Lothian Partners 27 SARL (making Lothian Partners 27 SARL a party to the agreement filed as Exhibit 2 hereto).

Exhibit 4: Bill of Sale.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated May 25, 2005

LOTHIAN PARTNERS 27 SÀRL
By:	Coller Investment Management Limited
Its:	Manager

By:	/s/ Paul McDonald
Name:	Paul McDonald
Title:	Director

By:	Eurolex Management SA
Its:	Manager

By:	/s/ Matthijs Bogers
Name:	Matthijs Bogers
Title:	Managing Director

EXHIBIT 1

LIST OF MANAGERS
OF LOTHIAN PARTNERS 27 SARL AND THEIR RESPECTIVE DIRECTORS

Eurolex Management SA
14 rue du Marché-aux-Herbes
L-1728 Luxembourg

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION
Matthijs Bogers	Same	Business Consultant
Alain Noullet	Same	Business Consultant
Roel Schrijer	Same	Lawyer
Toine Knipping	Same	Lawyer

Coller Investment Management Limited
P.O. Box 255 Trafalgar Court
Les Banques, St. Peter Port
Guernsey, Channel Islands GYI 3QL

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION
Jeremy Coller	Same	Entrepreneur
Christopher Cochrane	Same	Fund Administrator
Paul McDonald	Same	Fund Administrator
John Marren	Same	Fund Administrator
Roger Le Tissier	Same	Lawyer
C. Joseph Mahon	Same	Accountant
Peter Hutton	Same	Lawyer

Exhibit 3

Undertaking of Lothian Partners 27 Sarl

     Reference is made to an agreement entered into between Société Innovatech du Grand Montréal (“IGM”) and Lothian Partners 27 SARL (the “Purchaser”) on December 9, 2004 pursuant to which the Purchaser has undertaken, as and from the effective date of the Transaction, in accordance with such agreement, to acquire all securities held by IGM in TouchTunes Digital Jukebox Inc., and TouchTunes Music Corporation and assume all obligations and undertakings of IGM to be performed by IGM after the effective date of the Transaction contained in the following agreement:

          Convention d’actionnaires (June 10, 2003).

     The undersigned acknowledges that as of the effective date of the Transaction, it will be bound by the provisions of said agreement as if it was an original signatory of said agreement. This undertaking is conditional upon the closing of the Transaction and you acknowledge that, in the event that such Transaction do not close for any reason whatsoever, this undertaking shall be null and void.

SIGNED on December 9, 2004 Lothian Partners 27 SARL
Per:	/s/ Matthijs Bogers

Exhibit 4

BILL OF SALE AND ASSIGNMENT

     THIS BILL OF SALE AND ASSIGNMENT (this “Assignment”) is dated on March 17, 2005, and made by Société Innovatech du Grand Montréal, a legal person formed pursuant to the Act respecting Société Innovatech du Grand Montréal (the “Vendor”), in favour of Lothian Partners 27 SARL, a legal person constituted pursuant to the laws of Luxembourg (the “Purchaser”).

     WHEREAS, the Purchaser has agreed to purchase from the Vendor its participation and interest in TouchTunes Music Corporation Inc. (the “Corporation”).

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Vendor, this Assignment evidences that the Vendor sells, assigns and transfers to the Purchaser, forever, 3,608,186 Series A Preferred Shares of the capital stock of the Corporation (the “Interest”), at a price of $0.22 per share, on a fully diluted basis.

     This Assignment shall be governed by, and construed and interpreted in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein.

     IN WITNESS WHEREOF, this Bill of Sale and Assignment has been duly executed and shall be effective as of the day, and year first-above written.

SOCIÉTÉ INNOVATECH DU GRAND MONTRÉAL
Per:	/s/ Denise Martin
Denise Martin, Chairman of the Board